UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Schedule 14f-1

UNDER THE SECURITIES EXCHANGE ACT OF 1934

CFO Consultants, Inc.
(Exact name of registrant as specified in its corporate charter)

Commission File No.:  333-112754

Nevada (State or other jurisdiction of Incorporation or Organization)	42-1749358 (I.R.S. Employer Identification No.)

Rm. 2102 F&G, Nan Fung Centre, 264-298 Castle Peak Road, Tsuen Wan, N.T. Hong Kong (Address of Principal Executive Offices)	(Zip Code)

+852 2412 2208
(Registrant’s telephone number, including area code)

73726 Alessandro Dr. Suite 103, Palm Desert, CA 92260
(Former name or former address, if changed since last report)

October 22, 2010

CFO Consultants, Inc.

Schedule 14f-1

You are urged to read this information statement carefully and in its entirety. However, you are not required to take any action in connection with this information statement.

References throughout this information statement to “we”, “us”, and “our” are to CFO Consultants, Inc.

INTRODUCTION

This information statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 14f-1 thereunder, in connection with  proposed changes in a majority of the membership of the board of directors of CFO Consultants, Inc.  The date of this information statement is October 22, 2010.

This information statement is being mailed to stockholders of record as of October 21, 2010 and filed with the Securities and Exchange Commission (the “SEC”) on October 22, 2010.

On the tenth (10th) day after this Information Statement has been distributed to Shareholders, CFO Consultants, Inc., a Nevada corporation (“CFOS”) plans to appoint the individuals named herein to its Board of Directors.  In connection therewith, Norbert LeBoeuf will resign as the sole director of the board of CFOS and be replaced by the individuals named herein.

Additionally, on the date hereof, Norbert LeBoeuf will resign as the sole officer of CFOS and Joanny Kwok will assume responsibilities as Chief Executive Officer, Ken Tsang will assume responsibilities as Chief Financial Officer and Guohua Zheng will assume responsibilities as Chief Operating Officer.

No action is required by the stockholders of CFOS in connection with this Information Statement.  However, Section 14(f) of the Exchange Act of 1934 and Rule 14f-1 promulgated thereunder require the mailing to CFOS’s stockholders of the information set forth in this Information Statement at least ten (10) days prior to the date a change in a majority of CFOS’s directors occurs (otherwise than at a meeting of CFOS’s stockholders).

THIS INFORMATION STATEMENT IS REQUIRED BY SECTION 14(F) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER IN CONNECTION WITH THE APPOINTMENT OF CFOS’S DESIGNEES TO THE BOARD. NO ACTION IS REQUIRED BY OUR STOCKHOLDERS IN CONNECTION WITH THE RESIGNATION AND APPOINTMENT OF ANY DIRECTOR.

TRANSACTION WITH HONG KONG WAIBO

On October 21, 2010 (the “Closing Date”), we entered into an agreement (the “Exchange Agreement”) to acquire Hong Kong Waibo International Limited, a Hong Kong corporation (“Waibo”) that, through its operating subsidiaries in the PRC, is in the business of producing potato starch.  Pursuant to the terms of the Exchange Agreement, the shareholders of Waibo (the “Waibo Shareholders”) transferred and contributed all of their shares in Waibo to us and in exchange, we agreed to issue to the designee of the Waibo Shareholders, the shares equal to 96% of all of our shares after giving effect to the conversion of the a convertible note currently outstanding in the principal amount of $25,000 (the “Convertible Note”). On the Closing Date, we did not have sufficient authorized shares to complete the issuance of the entire amount of Exchange Shares and shares issuable pursuant to the Convertible Note, so only 38,000,000 shares were issued to the Waibo Shareholders on the Closing Date and no shares were issued to the holder of the Convertible Note. As soon as practicable after we effectuate an amendment to our Articles of Incorporation to increase our authorized shares, we will issue the remaining 323,920,000 shares to the Waibo Shareholders, as well as 9,441,667 shares to the holder of the Convertible Note.

CFOS is currently a public “shell” company with nominal assets whose sole business has been to identify, evaluate and investigate various companies with the intent that, if such investigation warrants, a reverse merger transaction be negotiated and completed pursuant to which CFOS would acquire a target company with an operating business with the intent of continuing the acquired company’s business as a publicly held entity.

General Business Summary of Waibo

Waibo is a leading PRC producer of high quality potato starch, a value added and functional ingredient in many different types of packaged and processed foods.  Its corporate headquarters are in Hong Kong and its operational headquarters are in Kunming city, Yunnan province. Its factories are in Yunnan, Guizhou and Gansu provinces in China.  Waibo’s potato starch is sold under the “Wei Bao” and “Jiabao” brands and it believes that its products are well known for their consistency, purity, quality and white color.

VOTING SECURITIES

As of October 21, 2010, there were 5,655,000 shares of CFOS’s Common Stock outstanding held of record by 37 shareholders.  Each share of Common Stock entitles the holder thereof to one vote on each matter which may come before a meeting of the stockholders.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding beneficial ownership of our common stock as of October 21, 2010 by (i) each person (or group of affiliated persons) who is known by us to own more than five percent of the outstanding shares of our common stock, (ii) each director, and named executive officer, and (iii) all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with SEC rules and generally includes voting or investment power with respect to securities.

We had 43,655,000 shares of common stock outstanding on October 21, 2010, however, we anticipate that within the next 60 days that we will have amended our Articles of Incorporation to effect an increase of our authorized shares of common stock and will have issued an additional 333,361,667 shares of Common Stock immediately after such amendment.  Therefore, this table displays both our current beneficial ownership structure and the effect of such amendment and issuance.

Names and Addresses of Beneficial Owners	Amount and Nature of Beneficial Ownership on October 21, 2010 (1)	% of Class	Amount and Nature of Beneficial Ownership assuming issuance of 333,361,667 shares of common stock as described above (1)	% of Class
Kai Bo Holdings Limited(3)	38,000,000	87	361,920,000	96

Joanny Kwok, Chief Executive Officer and Chairperson of the Board(3)	38,000,000	87	361,920,000	96

Jacky Kwok, Director(3)	38,000,000	87	361,920,000	96

Lam Yukang(3)	38,000,000	87	361,920,000	96

Ken Tsang, Chief Financial Officer	0		0

Norbert LeBoeuf, Director	160,000	--	160,000	--

Guohua Zheng, Chief Operating Officer and Director	--	--	--	--

All Directors and Officers as a Group (5 Persons)	38,160,000	87	362,080,000	96
___________________________

(1)
Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Shares of common stock subject to securities anticipated to be exercisable or convertible at or within 60 days of the date hereof, are deemed outstanding for computing the percentage of the person holding such option or warrant but are not deemed outstanding for computing the percentage of any other person. The indication herein that shares are anticipated to be beneficially owned is not an admission on the part of the listed stockholder that he, she or it is or will be a direct or indirect beneficial owner of those shares.

(2)	Based on 43,655,000 shares of common stock outstanding on October 21, 2010.
(3)
Kai Bo Holdings Limited is a Bermuda company with a principal address at: Rm. 2102 F&G, Nan Fung Centre, 264-298 Castle Peak Road, Tsuen Wan, N.T. Hong Kong.  Joanny Kwok, Jacky Kwok, Lam Yukang are principles of Kai Bo Holdings Limited and share beneficial ownership of our shares held by Kai Bo Holdings Limited.

CHANGE OF CONTROL

The following summary of the Agreement is a summary and is qualified in its entirety by references to the Agreement which has been filed on October 22, 2010 as an exhibit to a Report on Form 8-K (the “Form 8-K”) with the SEC.

General

At the Closing, CFOS consummated the transactions contemplated by the Exchange Agreement.  CFOS currently has 75,000,000 shares of common stock authorized for issuance, of which 5,655,000 shares were issued and outstanding immediately prior to the Closing.  Pursuant to that agreement, CFOS first acquired from Waibo’s security holders all of its issued and outstanding shares of common stock in exchange for the issuance to them of a number of shares of CFOS constituting approximately 87% of its outstanding common stock, with an obligation to issue additional shares to the Waibo’s security holders which will equal 96% of its outstanding common stock on a fully-diluted basis.  These issuances of CFOS’s common stock were and will be made in transactions exempt from the registration requirements of the Securities Act pursuant to Section 4(2) and Regulation S thereunder.  As a result of these transactions, Waibo became a wholly owned subsidiary of CFOS, and the former Waibo stockholders in turn own shares of CFOS.  The current holders of CFOS’s common stock will retain their present holdings, which will represent approximately 4% of the shares to be outstanding.

CHANGES TO THE BOARD OF DIRECTORS

The sole officer of CFOS currently is Norbert LeBeouf who will resign in accordance with the terms and conditions of the Agreement and will resign as a director 10 days following the filing of this Information Statement with the SEC.  Concurrent with the Closing, the Board of Directors of CFOS has nominated and elected Joanny Kwok to serve on the Board of Directors. The Board of Directors has also nominated and elected such additional persons nominated by Waibo to become new directors of CFOS, subject to the effectiveness of Mr. LeBoeuf’s resignation.

           We expect that upon the resignation of Norbert LeBoeuf, Jacky Kwok and Guohua Zheng (collectively, the “Incoming Directors”) will each join the Board as directors.  The change in directors is expected to occur 10 days following the filing of this Information Statement with the SEC.  This step is expected has been accomplished by written consent of the Board providing that the size of the Board was also increased.

Waibo has advised us that, to the best of its knowledge, except as set forth below, none of the Incoming Directors is currently a director of, or holds any position with us or has been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC. To the best of our knowledge, none of the designees has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, or has been a party to any judicial or administrative proceeding during the past five years, except for matters that were dismissed without sanction or settlement, that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

The new members of the Board of CFOS are as follows:

Joanny Kwok, aged 32, is chairman of the board and chief executive officer since October 21, 2010.  Ms. Kwok is the co-founder of Hong Kong Wai Bo International Ltd. and has been the CEO and Chairman of the Board since it was founded in 2005.  In 2006, Ms. Kow founded Gansu Weibao  Starch Co., Ltd. through Hong Kong Waibo International Ltd.  Prior to that Ms. Kwok founded Ever Flow International Ltd. and Guizhou Weining Starch Co., Ltd. through Ever Flow International Ltd.  Ms. Kwok is responsible for our corporate direction, strategies and business development.  Ms. Kwok also is vice president of China Potato Starch-Specialized Society (CPSSS), a national trade organization focused on research and communication in the potato starch industry.  Ms. Kwok graduated from the University of Technology, Sydney (UTS) with a B.A. in International Trade and Finance in 2002.

Jacky Kwok, age 30, was appointed as a member of our board of directors on October 21, 2010, effective as of the tenth day after the filing of this Information Statement on Schedule 14F-1 with the SEC.  Mr. Kwok is the co-founder of Hong Kong Waibo International Ltd. and has been the vice chairman and vice president of Hong Kong Wai Bo International Ltd. since it was founded in 2005. Mr. Kwok is responsible for overseeing the manufacturing process and raw material procurement.  Mr. Kwok graduated from Central Queensland University Australia, with a Bachelors Degree in Business Administration in 2005.

Guohua Zheng, age 56, is our chief operating officer since October 21, 2010 and was appointed as a member of our board of directors on October 21, 2010, effective as of the tenth day after the filing of this Information Statement on Schedule 14F-1 with the SEC.  Mr. Zheng has served as the vice-president of Hong Kong Wai Bo International Ltd. since July 2010. Prior to that, Mr. Zheng was General Manager of Gansu Waibo Starch Co., Ltd from 2006 to July 2010.  Mr. Zheng graduated from Yunnan College of Finance and Economics, with a diploma in Corporate Finance Management in 1983.

DIRECTORS AND EXECUTIVE OFFICERS

Additionally, in connection with the Closing, Norbert LeBeouf will resigned as the sole officer of CFOS and Joanny Kwok assumed responsibilities as Chief Executive Officer, Ken Tsang assumed responsibilities as Chief Financial Officer and Guohua Zheng assumed responsibilities as Chief Operating Officer.

The following is a brief description of our executive officers other than the Incoming Directors:

Ken Tsang, age 30, is our chief financial officer since October 21, 2010 and the Chief Financial Officer of Hong Kong Waibo International Ltd. since 2010.  He is responsible for the implementation of our internal controls and corporate governance practice as well as liaising with external parties and regulatory bodies in respect of financial matters.  Prior to joining us, he was an audit manager for RSM Nelson Wheeler, an international auditing firm, from 2003 to 2010, where Mr. Tsang was in charge of audit work, internal control review and due diligence projects.  He graduated from the Hong Kong University of Science and Technology in 2002 with a Bachelors Degree in Accounting.  He is a CPA member of the Hong Kong Institute of Certified Public Accountants.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires CFOS’s directors and executive officers, and persons who beneficially own more than 10% of a registered class of CFOS’s equity securities, to file reports of beneficial ownership and changes in beneficial ownership of CFOS’s securities with the SEC on Forms 3 (Initial Statement of Beneficial Ownership), 4 (Statement of Changes of Beneficial Ownership of Securities) and 5 (Annual Statement of Beneficial Ownership of Securities).  Directors, executive officers and beneficial owners of more than 10% of CFOS’s  common stock are required by SEC regulations to furnish CFOS with copies of all Section 16(a) forms that they file.  Except as otherwise set forth herein, based solely on review of the copies of such forms furnished to CFOS, or written representations that no reports were required, CFOS believes that for the fiscal year ended December 31, 2009 beneficial owners complied with Section 16(a) filing requirements applicable to them in that each officer, director and beneficial owner of 10% or more of CFOS’s  securities will file a Form 3 with the SEC and has had no change of ownership since such filing.  There has been no change in beneficial ownership by each of these persons and/or entities since initial ownership or ownership as of December 31, 2009.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

None of the above-referenced officers and directors has received or accrued any compensation from CFOS.  None of our executives have employment agreements with us.

Director Compensation

We currently have no arrangements regarding remuneration of our directors.

SIGNATURE

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

CFO CONSULTANTS, INC.

Date: October 22, 2010	By:	/s/ Ken Tsang
Name: Ken Tsang
Title: Chief Financial Officer